UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON April 26, 2011

DATE, TIME, AND PLACE:

April 26, 2011, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr.  Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira; Celso Clemente Giacometti and José Roberto Mendonça de Barros - Directors. Absent by justified reasons the Directors José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo and Mss. Viviane Senna Lalli

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Fábio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the Company’s Financial Statements regarding the 1st quarter of 2011; (b) election of the current members of the Company’s Appointment and Compensation Committee for a new term of office and set their remuneration; (c) approve the Policy of Management Market Risk, pursuant sole paragraph, article 3th by Resolution # 3.464, dated June 26,2007, of the Brazilian National Monetary Council; (d)  approve the Rules of Procedures for the Risk Committee and Corporate Governance, Ethic and Sustainability Committee; (e)  Ratify the exoneration of the Company’s Vice-President Executive Officer and Executive Officer; (f)  conduct the Mr. João Guilherme de Andrade So Consiglio to the position of Company’s Executive Officer and (g) know the company’s Annual Report regarding the year of 2010.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

[Free English Translation]

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a)        Approve, pursuant to article 17, item X, of the Company’s Bylaws and favorable opinion of the Audit Committee, the Company’s Consolidated Financial Statements regarding the 1th quarter of 2011, prepared in accordance with the Corporation Act, the standards of the National Monetary Council, the Brazilian Central Bank, pursuant document template provided in the Accounting National Financial System Institutions (“COSIF”), and other applicable regulation and laws, which were subject to limited revision of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes. Furthermore, it was also approved the Condensed Consolidated Financial Statements prepared in according to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), everything as proposed by the Board of Executive Officers, according to the meeting held on April 19, 2011, at 09:00 a.m. The Directors authorized the Board of Executive Officers to take any necessary measure as to release the documents approved herein upon remittance to the Comissão de Valores Mobiliários - CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC;

(b)       Elect, with abstention of the Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, Brazilian, married, business administrator, bearer of the identification card CI/RG  5.654.446-7 issued by SSP/SP and  registered with the Individual Taxpayer’ Roll (“CPF/MF”) under 771.733.258-20, resident in the city of São Paulo in state of São Paulo, with commercial address at Avenue Presidente Juscelino Kubitschek, 2235, São Paulo/SP; Viviane Senna Lalli, Brazilian, widow, businesswoman, bearer of the identification card CI/RG  7.538.713-X issued by SSP/SP and registered with the Individual Taxpayers’ Roll (“CPF/MF”) under 077.538.178-09, resident in the city of São Paulo in state of São Paulo, with commercial address at Rua Dr. Olavo Egídio, 287 – 16th floor, São Paulo/SP; and Mr. Fernando Carneiro, Brazilian, legally separated, personnel recruiter consultant, bearer of the identification card CI/RG  33.627.147-5 issued by SSP/SP and registered with the Individual Taxpayers’ Roll (“CPF/MF”) under 824.903.177-68, resident in the city of São Paulo in state of São Paulo, with commercial address at Av. Major Sylvio de Magalhães Padilha, 5.200 – 2nd floor, São Paulo/SP, as members of the Company’s Appointment and Compensation Committee - advisory board reporting to the Board of Directors without decision-making powers, for a term to expire at the Company’s Board of Directors Meeting to be held after Ordinary Shareholder Meeting of 2013. Mr. Fabio Colletti Barbosa will serve as the committee coordinator. Finally, the Board of Directors approved the individual remuneration of the Appointment and Compensation Committee’ members of R$ 10,000.00 (ten thousand Reais) per meeting to be held from this date on, being eligible to this remuneration only those members who are not officers or directors of the Company.

(c)        Approved, pursuant to the sole paragraph of article 3th by Resolution # 3.464, dated June 26, 2007, of the Brazilian National Monetary Council, the Company’s Policy of Management Market Risk;

It is registered that Messrs. Oscar Herrero Rodriguez, Company´s Vice-President Executive Officer, and Luis Alberto Citon, Officer without specific designation,  attended the Meeting to render clarifications related to item (c) of the Agenda.

[Free English Translation]

(d)       Approved, pursuant to the article 17, item XXVIII, of the Company’s Bylaws, the rules of procedures of Risk Committee and of Corporate Governance, Ethic and Sustainability Committee;

(e)        Ratified, pursuant to the article 17, item III, of the Company’s Bylaws, the exoneration of Messrs. Gustavo José Costa Roxo da Fonseca, Brazilian, married, engineering, bearer of RG # 15.643.174-9 SSP/SP, registered with the CPF/MF  under # 149.225.568-85 as Company’s Vice-President Executive Officer, for which he was elected at the Meeting of the Board of Directors held on April 28, 2010, exonerated from the office on March 29, 2011 and Wagner Augusto Ferrari, Brazilian, married, business administrator, bearer of RG # 8.033.853-7 SSP/SP, registered with the CPF/MF  under # 055.132.128-89 as Company’s Executive Officer for which he was elected at the Meeting of the Board of Directors held on April 28, 2010, exonerated from the office on April 12, 2011;

(f)        Conducted, pursuant to the article 17, item III, of the Company’s Bylaws, Mr. João Guilherme de Andrade So Consiglio, the actual Officer without specific designation, to the position of Company’s Executive Officer, with term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2011 Ordinary Shareholders Meeting; and

(g)        Finally, knew of the Company’s Annual Report regarding the year of 2010, based on the document delivered to the Directors, which shall be accordingly released to shareholders at Annual and Extraordinary Shareholders’ Meeting to be held today and to the market.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which were read and approved, and signed by all Directors and the Secretary. São Paulo, April 26, 2011. a) Mr. Fabio Colletti Barbosa - Chairman of the Board of Directors; Mr.  Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira; Celso Clemente Giacometti, José Roberto Mendonça de Barros - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Vice-President Executive Officer

By:	/S/ Carlos Alberto Lopez Galán
Carlos Alberto Lopez Galán Vice-President Executive Officer